Page Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2026 and 2025 2 Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2026 and 2025 3 Unaudited Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025 4 Unaudited Consolidated Statements of Cash Flows for the three and six months ended June 30, 2026 and 2025 5 Unaudited Consolidated Statements of Changes in Shareholders' Equity for the three and six months ended June 30, 2026 and 2025 7 Condensed Notes to the Unaudited Consolidated Financial Statements 8 Himalaya Shipping Ltd. Index to the Unaudited Consolidated Financial Statements 1

Notes Three months ended June 30, 2026 Three months ended June 30, 2025 Six months ended June 30, 2026 Six months ended June 30, 2025 Operating revenues Time charter revenues 7 53.3 29.9 86.9 51.9 Other operating revenue 0.4 — 0.4 — Total operating revenues 53.7 29.9 87.3 51.9 Operating expenses Vessel operating expenses (7.1) (7.1) (14.5) (14.0) Voyage expenses and commissions (0.7) (0.4) (1.2) (0.5) General and administrative expenses (1.9) (1.5) (3.1) (2.6) Depreciation and amortization 11 (7.3) (7.3) (14.6) (14.6) Total operating expenses (17.0) (16.3) (33.4) (31.7) Operating income 36.7 13.6 53.9 20.2 Income (loss) from equity method investments 10 — — — — Financial income (expenses), net Interest income 0.3 0.3 0.5 0.4 Interest expense (12.4) (12.8) (24.8) (25.9) Total financial expenses, net (12.1) (12.5) (24.3) (25.5) Net income (loss) before income tax 24.6 1.1 29.6 (5.3) Income tax (expense) / credit 5 — — — — Net income (loss) 24.6 1.1 29.6 (5.3) Net income (loss) attributable to non- controlling interests — — — — Net income (loss) attributable to shareholders of Himalaya Shipping Ltd. 24.6 1.1 29.6 (5.3) Basic and diluted earnings (loss) per share 6 0.52 0.02 0.63 (0.12) The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements. Himalaya Shipping Ltd. Unaudited Consolidated Statements of Operations (In $ millions except share and per share data) 2

Notes Three months ended June 30, 2026 Three months ended June 30, 2025 Six months ended June 30, 2026 Six months ended June 30, 2025 Net income (loss) 24.6 1.1 29.6 (5.3) Total comprehensive income 24.6 1.1 29.6 (5.3) Comprehensive income attributable to: Shareholders of Himalaya Shipping Ltd. 24.6 1.1 29.6 (5.3) Non-controlling interests — — — — The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements. Himalaya Shipping Ltd. Unaudited Consolidated Statements of Comprehensive Income (In $ millions except share and per share data) 3

Notes June 30, 2026 December 31, 2025 ASSETS Current assets Cash and cash equivalents 34.8 32.4 Trade receivables 1.2 0.7 Prepaid expenses and other current assets 8 8.1 6.6 Total current assets 44.1 39.7 Non-current assets Equity method investments 10 — 0.4 Intangible asset 9 0.5 — Vessels and equipment, net 11 809.2 823.8 Total non-current assets 809.7 824.2 Total assets 853.8 863.9 LIABILITIES AND SHAREHOLDER’S EQUITY Current liabilities Current portion of long-term debt 13 24.1 23.6 Trade payables 16 1.8 1.3 Accrued expenses 12 7.3 6.4 Unearned income 3.9 4.8 Other current liabilities 0.1 0.5 Total current liabilities 37.2 36.6 Non-current liabilities Long-term debt 13 653.4 665.6 Total non-current liabilities 653.4 665.6 Total liabilities 690.6 702.2 Commitment and contingencies 15 Shareholders’ Equity Common shares of par value $1.00 per share: authorized 140,010,000 (2025: 140,010,000) shares, issued and outstanding 47,145,000 (2025: 46,650,000) shares 17 47.2 46.7 Additional paid-in capital 17 30.3 27.4 Contributed surplus 17 18.4 50.3 Retained earnings 66.9 37.3 Non-controlling interests 9 0.4 — Total shareholders’ equity 163.2 161.7 Total liabilities and shareholders’ equity 853.8 863.9 The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements. Himalaya Shipping Ltd. Unaudited Consolidated Balance Sheets (In $ millions except share and per share data) 4

Notes Three months ended June 30, 2026 Three months ended June 30, 2025 Six months ended June 30, 2026 Six months ended June 30, 2025 Cash Flows from Operating Activities Net income (loss) 24.6 1.1 29.6 (5.3) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Non-cash compensation expense related to stock options — 0.1 0.1 0.1 Depreciation and amortization 7.3 7.3 14.6 14.6 Amortization of deferred finance charges 13 0.6 0.6 1.3 1.3 Change in assets and liabilities (net of amounts acquired in the business combination): Accounts receivable 0.9 0.3 0.7 0.8 Accounts payable — — 0.3 1.2 Accrued expenses 12 0.3 (1.5) 0.1 (1.8) Prepaid expenses and other current assets (0.8) (0.6) (1.4) (1.8) Unearned income and other current liabilities 1.3 1.0 (1.3) (0.5) Net cash provided by operating activities 34.2 8.3 44.0 8.6 Cash Flows from Investing Activities Acquisition of subsidiary, net of cash acquired 9 — — — — Net cash used in investing activities — — — — Cash Flows from Financing Activities Proceeds from issuance of common shares, net of paid issuance costs 17 2.6 — 3.3 14.8 Proceeds from short-term debt from related party 16 — — — 6.0 Repayment of short-term debt from related party 16 — — — (6.0) Repayment of long-term debt 13 (6.3) (7.4) (13.0) (14.0) Payment of cash distributions 17 (20.2) (3.2) (31.9) (4.1) Net cash used in financing activities (23.9) (10.6) (41.6) (3.3) Net increase (decrease) in cash and cash equivalents 10.3 (2.3) 2.4 5.3 Cash and cash equivalents at the beginning of the period 24.5 27.0 32.4 19.4 Cash and cash equivalents at the end of the period 34.8 24.7 34.8 24.7 Himalaya Shipping Ltd. Unaudited Consolidated Statements of Cash Flows (In $ millions except share and per share data) 5

Supplementary disclosure of cash flow information Three months ended June 30, 2026 Three months ended June 30, 2025 Six months ended June 30, 2026 Six months ended June 30, 2025 Interest paid (11.7) (13.7) (23.6) (26.2) The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements. Himalaya Shipping Ltd. Unaudited Consolidated Statements of Cash Flows (In $ millions except share and per share data) 6

Himalaya Shipping Ltd.

Unaudited Consolidated Statements of Changes in Shareholders' Equity

(In $ millions except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2024	**43,900,000**	**43.9**	**14.4**	**76.8**	**19.6**	**—**	**154.7**
Issuance of common shares	2,650,000	2.7	12.4	—	—	—	15.1
Equity issuance costs	—	—	(0.3)	—	—	—	(0.3)
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(0.7)	—	—	(0.7)
Total comprehensive loss	—	—	—	—	(6.4)	—	(6.4)
Balance as of March 31, 2025	**46,550,000**	**46.6**	**26.6**	**76.1**	**13.2**	**—**	**162.5**
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.4)	—	—	(4.4)
Total comprehensive income	—	—	—	—	1.1	—	1.1
Balance as of June 30, 2025	**46,550,000**	**46.6**	**26.7**	**71.7**	**14.3**	**—**	**159.3**

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2025	**46,650,000**	**46.7**	**27.4**	**50.3**	**37.3**	**—**	**161.7**
Issuance of common shares	100,000	0.1	0.6	—	—	—	0.7
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(11.7)	—	—	(11.7)
Total comprehensive income	—	—	—	—	5.0	—	5.0
Balance as of March 31, 2026	**46,750,000**	**46.8**	**28.1**	**38.6**	**42.3**	**—**	**155.8**
Issuance of common shares	395,000	0.4	2.2	—	—	—	2.6
Non-controlling interests on subsidiary acquired	—	—	—	—	—	0.4	0.4
Share based compensation	—	—	—	—	—	—	0.0
Cash distributions to shareholders	—	—	—	(20.2)	—	—	(20.2)
Total comprehensive income	—	—	—	—	24.6	—	24.6
Balance as of June 30, 2026	**47,145,000**	**47.2**	**30.3**	**18.4**	**66.9**	**0.4**	**163.2**

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

7

Note 1 - General Information Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange and on the Euronext Oslo Bors under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025, following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of June 30, 2026, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13. As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships. Going Concern The unaudited consolidated financial statements have been prepared on a going concern basis. Note 2 - Basis of Preparation and Accounting Policies Basis of preparation The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2025, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2026. The Unaudited Consolidated Balance Sheet data for December 31, 2025 was derived from our audited annual financial statements. The amounts in the unaudited consolidated financial statements are presented in millions (with one decimal) of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The unaudited consolidated financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position as of June 30, 2026, and its results of operations and cash flows for the three and six months ended June 30, 2026 and 2025. Significant accounting policies The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three and six months ended June 30, 2026 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2025, except for the following which were adopted in the three and six months ended June 30, 2026: Non-controlling interests Investments in entities over which we directly or indirectly hold more than 50% of the voting rights are consolidated in the consolidated financial statements, unless the non-controlling interests have substantive participating rights that provide them with the ability to effectively participate in significant financial and operating decisions made in the ordinary course of business. Non-controlling interests in consolidated subsidiaries are presented as a separate component of equity in the consolidated financial statements under the line item "Non-controlling interests." Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 8

Other revenue Other revenue consists of management service fees for management services provided by Peak Maritime Management AS (“Peak Maritime”) (formerly 2020 Bulkers Management AS). It is recognized in the period in which the service is provided. Intangible asset Intangible asset comprise customer contracts and customer relationships acquired as part of the business combination (see Note 9 - Business Acquisition). Intangible asset will be amortized over an estimated useful life of 10 years. Business combination We evaluate acquisitions to determine whether the acquired asset meets the definition of a business under ASC 805. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition. Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. The excess of the consideration transferred over the fair values of the identifiable net assets acquired is recognized as goodwill. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in the statement of operations in the period of acquisition. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition. Note 3 - Recently Issued Accounting Standards Adoption of new accounting standards In July 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-05 Financial Instruments— Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transaction accounted for under Topic 606. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments have no impact on our unaudited consolidated financial statements for the three and six months ended June 30, 2026. Accounting pronouncements that have been issued but not yet adopted The following table provides a brief description of other recent accounting standards that are applicable to the Company that have been issued but not yet adopted as of June 30, 2026: Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 9

Standard Description Date of adoption Expected Effect on our Consolidated Financial Statements or Other Significant Matters ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption: (a) purchase of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required. January 1, 2027 Under evaluation ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. January 1, 2027 Under evaluation ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Entities are required to adopt the Update in annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. January 1, 2027 Under evaluation ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements The amendments in this update provide clarity about current requirements, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. January 1, 2028 Under evaluation ASU 2025-12 Codification Improvements The amendments represent changes to the Codification that clarify, correct errors, or make minor improvements to make the Codification easier to understand and apply. January 1, 2027 Under evaluation ASU 2026-02 Environmental Credits and Environmental Credit Obligations (Topic 818) The amendments in this update improve GAAP by providing specific authoritative guidance for environmental credits and environmental credit obligations. January 1, 2028 Under evaluation Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 10

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 4 - Segment

We have one reportable segment as our chief operating decision maker ("CODM"), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in millions of $)	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Total operating revenues	53.7	29.9	87.3	51.9
Less:				
Crew costs	(4.0)	(4.0)	(8.0)	(7.9)
Other vessel operating expenses[1]	(3.1)	(3.1)	(6.5)	(6.1)
Voyage expenses and commissions	(0.7)	(0.4)	(1.2)	(0.5)
General and administrative expenses[2]	(1.9)	(1.5)	(3.1)	(2.6)
Depreciation and amortization	(7.3)	(7.3)	(14.6)	(14.6)
Interest income	0.3	0.3	0.5	0.4
Interest expense	(12.4)	(12.8)	(24.8)	(25.9)
Income tax (expense) / credit	—	—	—	—
Segment and consolidated net income (loss)	24.6	1.1	29.6	(5.3)

[1] Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

[2] General and administrative expenses include directors and officers' insurance, management fees, audit and accounting fees, administrative salaries, directors' fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the "CIT Act"). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

11

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the "EUTP Act"). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia
The vessel owning companies are not subject to tax in Liberia on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of June 30, 2026 was 25%.

Norway
Taxable income in Norway is generated by Peak Maritime Management AS ("Peak Maritime") (formerly known as 2020 Bulkers Management AS). The corporate income tax rate in Norway as of June 30, 2026 was 22%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share ("EPS") is based on the weighted average number of shares outstanding during the period. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 405,000 share options outstanding as at June 30, 2026, is shown in the table below:

(in $ millions except share and per share data)	**Three months ended June 30, 2026**	**Three months ended June 30, 2025**	**Six months ended June 30, 2026**	**Six months ended June 30, 2025**
Basic earnings (loss) per share	0.52	0.02	0.63	(0.12)
Diluted earnings (loss) per share	0.52	0.02	0.63	(0.12)
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.	24.6	1.1	29.6	(5.3)
Issued common shares at the end of the period	47,145,000	46,550,000	47,145,000	46,550,000
Weighted average number of shares outstanding for the period, basic	47,008,297	46,550,000	46,849,475	45,393,370
Dilutive impact of share options	83,337	—	379,320	—
Weighted average number of shares outstanding for the period, diluted	47,091,634	46,550,000	47,228,795	45,393,370

Diluted earnings per share in the three months ended June 30, 2025 excludes the potential effect of conversion of 1,000,000 share options outstanding as the average share price for the three months ended June 30, 2025 was below the exercise price. Diluted loss per share in the six months ended June 30, 2025 excludes the potential effect of conversion of the 1,000,000 share options outstanding as of June 30, 2025 as the share options were anti-dilutive.

Note 7 - Operating Leases

12

Rental income The components of operating lease income are as follows: (in $ millions) Three months ended June 30, 2026 Three months ended June 30, 2025 Six months ended June 30, 2026 Six months ended June 30, 2025 Time charter revenues 53.3 29.9 86.9 51.9 Time charter revenues on our index-linked charters were $43.8 million and $67.4 million in the three and six months ended June 30, 2026, respectively, and $24.3 million and $44.5 million in the three and six months ended June 30, 2025, respectively. Some of our index-linked time charters were converted to fixed rates in certain periods. Note 8 - Prepaid Expenses and Other Current Assets June 30, 2026 December 31, 2025 (in $ millions) Prepaid interest(1) 2.2 2.2 Inventory 1.9 1.7 Other prepaid expenses(2) 1.5 1.1 Prepaid insurance 1.1 0.3 Other current assets(3) 1.4 1.3 Total 8.1 6.6 (1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance. (2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels. (3) Other current assets mainly relate to funding advanced to vessel managers. Note 9 - Business Acquisition On April 1, 2026, we purchased an additional 4,200 shares in Peak Maritime for total consideration of $0.1 million, increasing the Company’s total ownership in Peak Maritime to 54%. As the Company acquired a controlling financial interest in Peak Maritime, Peak Maritime has been consolidated into the Company’s financial statements from April 1, 2026. Details of the purchase consideration and net assets acquired are as follows: Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 13

April 1, 2026 (in $ millions) Fair value of previously held 40% equity interest (1) 0.3 Fair value of non-controlling interest (2) 0.4 Purchase consideration - cash 0.1 Total assumed purchase consideration 0.8 Less: Fair value of net assets acquired: Cash 0.1 Trade receivables 0.9 Prepaid expenses and other current assets 0.3 Customer relationships 0.5 Trade payables (0.1) Accrued expenses (0.9) 0.8 — (1) The fair value of previously held investment in Peak Maritime was recalculated based on the cash purchase price of the additional 14% equity interest acquired on April 1, 2026. There was no material difference between the fair value and the carrying value of the equity method investment. (2) Non-controlling interest comprises 36% equity interest owned by Bruton Limited and 10% equity interest owned by 2020 Bulkers Ltd. Revenue and profit contributions Since April 1, 2026, Peak Maritime has contributed revenues of $0.4 million after intercompany eliminations to the Company in the three months ended June 30, 2026. Had Peak Maritime been consolidated from January 1, 2026, it would have contributed revenues of $1.0 million after intercompany eliminations for the six months ended June 30, 2026. The impact of Peak Maritime’s net profit (loss) to consolidated net profit for the three and six months ended June 30, 2026 is not material. Had the business combination been consummated from January 1, 2025, Peak Maritime would have contributed revenues, on a pro forma basis, of $0.4 million and $0.7 million after intercompany eliminations for the three and six months ended June 30, 2025, respectively. The pro forma impact of Peak Maritime’s net profit (loss) to consolidated net profit (loss) for the three and six months ended June 30, 2025 is not material. Note 10 - Equity Method Investment In August 2024, we acquired 12,000 shares in Peak Maritime for total consideration of $0.3 million. The acquired shares represent 40% of the issued shares of Peak Maritime. As the Company had the ability to exercise significant influence, we accounted for this investment in Peak Maritime as an equity method investment. On April 1, 2026, we have acquired an additional 14% interest in Peak Maritime and have consolidated the company since that date. The table below sets forth the carrying value of our equity method investment: Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 14

June 30, 2026 December 31, 2025 (in $ millions) Opening balance 0.4 0.3 Share options expense to employees of acquiree (1) — 0.1 Equity in net income (loss) (2) — — Dividends received (3) (0.1) Step acquisition and consolidation from April 1, 2026 (note 9) (0.3) — Closing balance — 0.4 (1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management. (2) Equity in net loss from equity method investment for the three months ended March 31, 2026 amounted to $6,000. (3) This pertains to dividends declared by Peak Maritime in the three months ended March 31, 2026 and paid in May 2026. Note 11 - Vessels and Equipment, net As of and for the six months ended June 30, 2026 As of and for the year ended December 31, 2026 (in $ millions) Cost At January 1 888.6 888.6 At end of the period 888.6 888.6 As of and for the six months ended June 30, 2026 As of and for the year ended December 31, 2026 (in $ millions) Depreciation At January 1 (64.8) (35.6) Charge for the period (14.6) (29.2) At end of the period (79.4) (64.8) Net book value at end of the period 809.2 823.8 During the six months ended June 30, 2026, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of June 30, 2026 and concluded that no such events occurred. Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 15

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 12 - Accrued expenses

Accrued expenses comprise of:

	June 30, 2026	December 31, 2025
(in $ millions)		
Accrued interest[1]	4.4	4.6
Accrued operating expenses	1.4	0.8
Other accrued expenses [2]	1.5	1.0
Total	7.3	6.4

[1] Accrued interest pertains to unpaid interest on the sale and leaseback financing for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

[2] Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

Our total debt, consisting of finance leases relating to our vessels, is set forth in the table below.

	Financing company	June 30, 2026	December 31, 2025
(in $ millions)			
Vessel financing (Mount Norefjell)	AVIC	55.2	56.2
Vessel financing (Mount Ita)	AVIC	55.2	56.2
Vessel financing (Mount Etna)	AVIC	55.6	56.8
Vessel financing (Mount Blanc)	AVIC	55.5	56.7
Vessel financing (Mount Matterhorn)	CCBFL	57.2	58.3
Vessel financing (Mount Neblina)	CCBFL	57.3	58.3
Vessel financing (Mount Hua)	Jiangsu	58.4	59.5
Vessel financing (Mount Bandeira)	Jiangsu	58.4	59.5
Vessel financing (Mount Elbrus)	CCBFL	58.2	59.3
Vessel financing (Mount Denali)	CCBFL	58.8	59.8
Vessel financing (Mount Aconcagua)	CCBFL	58.9	60.0
Vessel financing (Mount Emai)	CCBFL	58.9	60.0
Total debt, gross		**687.6**	**700.6**
Less: Deferred finance charges		(10.1)	(11.4)
Total debt, net of deferred finance charges		**677.5**	**689.2**
Less: Current portion of long-term debt, net of deferred finance charges		(24.1)	(23.6)
Long-term debt, net of deferred finance charges		**653.4**	**665.6**

The total debt, gross of deferred finance charges, as of June 30, 2026, is repayable as follows:

16

Year ending December 31 (in $ millions) 2026 (remaining six months) 13.1 2027(1) 27.6 2028 29.6 2029 31.5 2030 303.6 Thereafter 282.2 Total debt, gross 687.6 (1) $13.5 million repayable in the six months ended June 30, 2027. AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements The Company has seven-year sale and leaseback arrangements with AVIC for “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc”, which are accounted for as financing transactions due to the fixed price purchase options and the cash penalty of $25.0 million per vessel for not exercising any of the purchase options. The arrangements include purchase options each year from year 3 to year 7. In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel which was repayable in advance in 12 quarterly installments plus interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023. The last installment on the scrubber financing was paid in the first quarter of 2026. Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months. CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements The Company has seven-year sale and leaseback arrangements with CCBFL for “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which are accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7. Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements The Company has seven-year sale and leaseback arrangements with Jiangsu for “Mount Bandeira” and “Mount Hua” accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7. Each of our eight subsidiaries under our sale and leaseback arrangements with CCBFL and Jiangsu has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of June 30, 2026, the Company is required to maintain a total minimum cash balance of $12.3 million, which are included in cash and cash equivalents as there are no legal restrictions on the bank account. Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 17

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2026 as "Current portion of long-term debt" on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. ("Drew") – Revolving Credit facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, which is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

As of June 30, 2026 and December 31, 2025, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2026 and December 31, 2025 were as follows:

		June 30, 2026		December 31, 2025	
(in $ millions)	**Hierarchy**	**Fair Value**	**Carrying Value**	**Fair Value**	**Carrying Value**
Assets					
Cash and cash equivalents [(1)]	Level 1	34.8	34.8	32.4	32.4
Liabilities					
Current portion of long-term debt [(2)(3)]	Level 2	26.6	26.6	26.1	26.1
Long-term debt [(2)(3)]	Level 2	703.7	661.0	716.3	674.5

[(1)] All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.

[(2)] Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of June 30, 2026 and December 31, 2025.

[(3)] Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $10.1 million (of which $2.5 million is classified as current) and $11.4 million (of which $2.5 million is classified as current) as of June 30, 2026 and December 31, 2025, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of June 30, 2026 and December 31, 2025 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

18

Note 15 - Commitments and Contingencies June 30, 2026 December 31, 2025 (in $ millions) Book value of vessels and equipment, net secured against Total debt, gross (1) 809.2 823.8 Total 809.2 823.8 (1) Legal owner of the vessels are the respective leasing companies, see note 13. Contingencies We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements. Guarantee We issued a performance guarantee to the vessel manager of the “Mount Elbrus” as security for the performance of its obligations under the European Union Emissions Trading System (“EU ETS”) Scheme up to a maximum liability of $0.5 million. The vessel owner is responsible for providing such emission allowances to the vessel manager. The vessel manager is responsible for calculation of emission allowances and surrendering these to the administering authority of the EU ETS Scheme. Note 16 - Related Party Transactions Drew and Magni Partners (Bermuda) Ltd.(“Magni”) Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of June 30, 2026, Drew holds 27.6% of the Company’s outstanding common shares. The Company has a $10.0 million revolving credit facility with Drew. The facility includes a commitment fee of 1% per annum on any undrawn amount from January 1, 2026 to the end of the availability period, and charges interest at the Term Secured Overnight Financing Rate (“SOFR”) plus a 6.5% margin per annum. The facility is available to drawdown until December 31, 2026, and the latest repayment date is December 31, 2027. In the six months ended June 30, 2026, the Company has not drawn down from the revolving credit facility. The Company has $10.0 million available to draw down from this facility until the end of December 2026. Corporate support agreement The Company has a corporate support agreement with Magni. As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Peak Maritime Management AS (“Peak Maritime” and formerly known as 2020 Bulkers Management AS) Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 19

In February 2023, the Company signed an agreement with Peak Maritime, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, Peak Maritime provides us with certain operational, commercial and management services. The Company is required to pay Peak Maritime a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by Peak Maritime in relation to the Company in that year. The management fee is payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice. Peak Maritime became a related party from August 29, 2024 upon the Company’s acquisition of 40% of the issued shares in Peak Maritime. Management fees paid to Peak Maritime of $0.7 million was recognized under “General and administrative expenses” in the unaudited consolidated statement of operations in the three months ended March 31, 2026. Management fees paid to Peak Maritime of $0.3 million and $0.8 million was recognized under “General and administrative expenses” in the unaudited consolidated statement of operations in the three and six months ended June 30, 2025, respectively. As of December 31, 2025, the Company had $0.3 million payable to Peak Maritime presented under “Trade payables” in the unaudited consolidated balance sheet. Following the Company’s purchase of an additional 4,200 shares in Peak Maritime which increased the Company’s total ownership in Peak Maritime to 54% effective on April, 1, 2026, the Company obtained a controlling financial interest in Peak Maritime. Peak Maritime has been consolidated into the Company’s financial statements from April 1, 2026. Note 17 - Equity The authorized share capital of the Company as of June 30, 2026 and December 31, 2025 is $140,010,000 represented by 140,010,000 authorized common shares, par value $1.00 each (“common shares”). Share Issuances In February 2026, in connection with the exercise of employee share options under our share option program, the Company issued 100,000 common shares at an exercise exercise price of $6.76 per share. In April 2026, in connection with the exercise of employee share options under our share option program, the Company issued 220,000 common shares at an exercise price of $6.70 per share. In May 2026, in connection with the exercise of employee share options under our share option program, the Company issued 175,000 common shares at an exercise price of $6.49 per share. Cash Distributions The following cash distributions were declared in the six months ended June 30, 2026: Relevant period Declaration date Amount per share (in $) Payment date December 2025 January 8, 2026 0.13 January 27, 2026 January 2026 February 9, 2026 0.06 February 27, 2026 February 2026 March 5, 2026 0.06 March 25, 2026 March 2026 April 7, 2026 0.06 April 27, 2026 April 2026 May 6, 2026 0.15 May 26, 2026 May 2026 June 8, 2026 0.22 June 26, 2026 Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 20

The above cash distributions were made from the Company's Contributed Surplus account. Note 18 - Subsequent Events On July 7, 2026, the Board approved a cash distribution for June 2026 of $0.22 per share for shareholders of record as of July 20. 2026. On August 10, 2026, the shareholders, at a Special General Meeting, approved the transfer of $28.5 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity). On August 10, 2026, the Board approved a cash distribution for July 2026 of $0.22 per share for shareholders of record as of August 21. 2026. Himalaya Shipping Ltd. Condensed Notes to the Unaudited Consolidated Financial Statements 21